UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                 Amendment No. 1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 SURF GROUP INC.
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   868758-10-3
                                 (CUSIP Number)

                            Roger Coomber
                            Keith Freeman
                            Robin Alistair Waterer
                            Ducie House
                            Ducie Street
                            Manchester M1 2JW
                            England
                            Tel: 011-44-161-236-7850
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                           Stanley U. North, III, Esq.
              Sills, Cummis, Radin, Tischman, Epstein & Gross, P.A.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                               Tel: (973) 643-7000

                                December 18, 2002
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. .

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

________________________________________________________________________________
CUSIP No. 868758-10-3                                         Page 2 of 10 Pages
________________________________________________________________________________

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Roger Albert Coomber
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     England
________________________________________________________________________________
               7    SOLE VOTING POWER

                    1,119,360
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        None
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,119,360
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    None
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,119,360
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

________________________________________________________________________________
CUSIP No. 868758-10-3                                         Page 3 of 10 Pages
________________________________________________________________________________

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Keith Freeman
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     England
________________________________________________________________________________
               7    SOLE VOTING POWER

                    814,080
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        None
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           814,080
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    None
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     814,080
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.4%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

________________________________________________________________________________
CUSIP No. 868758-10-3                                         Page 4 of 10 Pages
________________________________________________________________________________

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Robin Alistair Waterer
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     England
________________________________________________________________________________
               7    SOLE VOTING POWER

                    254,400
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        None
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           254,400
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    None
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     254,400
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D
                                 Amendment No. 1

      Roger Albert Coomber, Keith Freeman and Robin Alistair Waterer (collectively, the "Reporting Persons") hereby file this Amendment No. 1 to the initial Statement on Schedule 13D (the "Initial Schedule 13D"), with respect to the Common Stock, $.001 par value per share (the "Common Stock") of Surf Group Inc., a New York corporation (the "Company"). Capitalized terms, unless otherwise defined shall have the meaning ascribed to them in the Initial
Schedule 13D.

Item 1. Security and Issuer

      This Schedule 13D relates to the Common Stock of Surf Group Inc., a New York corporation (the "Company"). The amount of shares discussed herein reflects the Company shares outstanding prior to the 1 into 18 forward stock split to be effective December 30, 2002. The forward stock split does not alter the ownership percentate of the Company. The address of the principal executive offices of the Company was located at 57 Main Street, East Hampton, New York 11937 but has now been changed on an interim basis to One Riverfront Plaza, Suite 1300, Newark, New Jersey 07102.

Item 2. Identity and Background - Messers. Ian Coupland, Philip Drazen, Colin Frazer, Martin Mann, and Robert Manning, contributed collectively 4,314,250 shares of Company Common Stock back to the Company in connection with the Company's merger with TDS-USA, individually they no longer beneficially own more than 5 % of the Company and upon the conclusion of the merger, no longer constitute a group. Consequently, they are no longer deemed Reporting Persons for the purposes of this Schedule 13D, as amended.

Item 3. Source and Amount of Funds or Other Consideration

      Shortly after the Stock Purchase Agreement closed, the Company entered into a reverse triangular merger agreement with TDS-USA, pursuant to which TDS-USA was merged with, and survives as, a subsidiary of the Company and the shareholders of TDS-USA (the majority of which is comprised of the Reporting Persons) received 2,994,072 shares of Common Stock of the Company amounting to an aggregate of approximately 82.3% of the Company's issued and outstanding capital stock following such merger. Immediately prior to the merger, Messrs. Ian Coupland, Philip Drazen, Colin Frazer, Martin Mann, and Robert Manning contributed to the Company an aggregate of 4,314,250 shares of Company Common Stock. Accordingly, following consummation of the proposed merger, the Reporting Persons own, in the aggregate, approximately 60% of the Company. Following the merger, an aggregate of 699,400 shares of Series A Preferred Stock of TDS-USA would remain outstanding. The TDS-USA Series A Preferred Stock bears a dividend of 7.5% per annum commencing as of October 31, 2003 payable semi-annually. The Series A Preferred Stock is redeemable by TDS-USA at any time after issuance at $.50 per share, plus accrued but unpaid dividends. The holders of the TDS-USA Series A Preferred Stock do not have voting power, except that such holders are entitled to elect one director to the Board of TDS-USA after December 31, 2005. The Series A Preferred Stock will be converted on a mandatory basis into common stock of TDS-USA on a one-for-one basis at December 31, 2005, if not redeemed by the TDS-USA prior thereto.

Item 4. Purpose of Transaction

      Pursuant to the Stock Purchase Agreement, as amended, Messrs. Ian Coupland, Philip Drazen, Colin Frazer, Martin Mann, and Robert Manning acquired an aggregate of 4,760,250 shares of Common Stock of the Company for $260,000, representing approximately 96% of the Company immediately following the closing of the Stock Purchase Agreement. Under the terms of the Stock Purchase Agreement, the existing officers and directors of the Company resigned and the four members of the TDS Board were elected as officers and directors of the Company. A Schedule 14f Information Statement reporting this contemplated change in management had been filed with the Securities and Exchange Commission. The closing of the Stock Purchase Agreement (the "Closing") took place as of December 18, 2002.

      As a condition to the consummation of the Stock Purchase Agreement, certain shareholders (other than the Sellers) holding approximately 4,555 shares have agreed to enter into a lock-up agreement with the Company pursuant to which the shareholders agree not to sell, any shares of Common Stock of the Company until July 7, 2003.

      As part of the Stock Purchase Agreement, certain shareholders of the Company (other than the Sellers) have agreed to grant on the date of Closing, an option to purchase an aggregate of approximately 165,445 additional shares of Common Stock (the "Option"). Under the terms of the Option, the option holders will be entitled to purchase all such shares over a nine month period ending October 7, 2003 at prices ranging from $.30 to $3.375 per share: (1) an aggregate of up to 45,000 shares for $.30 per share for a period of three months from the Closing; (2) an aggregate of up to 40,000 shares for $.50 per share for a period of six months from the Closing; (3) an aggregate of up to 45,000 shares for $.625 per share for a period of nine months from the Closing and (4) an aggregate of up to 35,445 shares at prices ranging from $1.125 to $3.375 for the period ending July 7, 2003.

      In addition, after the closing of the merger transaction, the Company sold to Jeffrey R. Esposito the wholesale surf clothing business which the Company has historically been engaged for $10,000. As a result of the sale of the Company's wholesale business, following the merger, the Company is solely engaged in the business of TDS-USA.

      Subject to all applicable legal requirements and the factors referred to below, the Reporting Persons may purchase from time to time in the open market or privately negotiated transactions additional shares of Common Stock. In determining whether to purchase additional shares of Common Stock, the Reporting Persons intend to consider various factors, including the Company's financial condition, business and prospects, other developments concerning the Company, the reaction of the Company to the Reporting Persons ownership of shares of Common Stock, price levels of Common Stock, other business opportunities available to the Reporting Persons, and other general economic, monetary and stock market conditions. In addition, depending upon, among other things, the matters referred to above, the Reporting Persons may determine to dispose of all or a portion of their shares of Company Common Stock.

      Other than as indicated above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals): (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company, or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of Company or any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of the Company; (iv) any other material change in the Company's business or corporate structure; (v) any other material changes in the Company's charter or bylaws or other actions which may impede the acquisition of the control of the Company by any persons; (vi) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (vii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (viii) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

      (a) A breakdown of each of the Reporting Persons beneficial ownership is as follows: Roger A. Coomber may be deemed to beneficially own, directly 1,119,360 shares of Company Common Stock, representing approximately 36.8% of the outstanding Common Stock (based on the 4,960,250 shares of Common Stock of the Company reported to be outstanding in the Company's most recent Quarterly Report on Form 10-Q as adjusted by the cancellation of 4,314,250 shares prior to the merger and the 2,994,072 shares issued as a result of the merger for a total of 3,640,072).

      The Reporting Persons disclaim ownership of the Company shares held by any other Company Board member; Roger A. Coomber disclaims the shares held by J.A. Coomber and Stephen R. Coomber (each in the amount of 50,880 shares of Common Stock); Keith Freeman disclaims the 152,640 shares held by K and S.E. Freeman.

      (b) Each Reporting Person has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the shares of Common Stock directly owned by him.

      (c) Except as described in Items 3 and 4, within the last 60 days, no purchases or sales of Common Stock of the Company have been effected by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      Except as described in Items 4 and 7 hereof, none of the Reporting Persons (or other persons listed in Item 2 of the Schedule 13D) have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with such persons and any person with respect to any securities of Company including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

      Exhibit A - Joint Filing Statement

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 18, 2002


                                        /s/ Roger Albert Coomber
                                        ----------------------------------------
                                        Name: Roger Albert Coomber

Dated as of December 18, 2002

                                        /s/ Keith Freeman
                                        ----------------------------------------
                                        Name: Keith Freeman

Dated as of December 18, 2002

                                        /s/ Robin Alistair Waterer
                                        ----------------------------------------
                                        Name: Robin Alistair Waterer

                       EXHIBIT A - JOINT FILING AGREEMENT

      In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Surf Group Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of December 18, 2002.


                                        /s/ Roger Albert Coomber
                                        ----------------------------------------
                                        Name: Roger Albert Coomber


                                        /s/ Keith Freeman
                                        ----------------------------------------
                                        Name: Keith Freeman


                                        /s/ Robin Alistair Waterer
                                        ----------------------------------------
                                        Name: Robin Alistair Waterer